UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Univest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Ave - Suite 1502
(No. and Street)

New York	NY	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ying Cui — 212-343-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ying Cui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Univest Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANAHIS GUZMAN
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50047321
My Commission Expires 10/17/2021

Signature

President

Title

03/31/2021

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Univest Securities, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2020

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members'
Univest Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Univest Securities, LLC as of December 31, 2020, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in members equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Univest Securities, LLC as of December 31, 2020 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Univest Securities, LLC's management. My responsibility is to express an opinion on Univest Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Univest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Univest Securities, LLC's financial statements.

The supplemental information is the responsibility of Univest Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Univest Securities, LLC's auditor since 2010.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 30, 2021

UNIVEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current Assets	
Cash equivalent	$ 719,615
Cash bank	3,154,901
Commission receivable	70,161
Deposit with Clearing broker	168,533
Marketable securities	158,792
Total Current Assets	4,272,002
Other Assets	
Computer equipment, net of depreciation of $3,417	1,350
Other securities	200
Total Assets	$ 4,273,552

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Commission payable	$ 210,448
Short interest	80,100
PPP Loan	100,219
Amazon payable	3,192
Investment banking fees payable	468,239
Other payable	170,000
Total Current Liabilities	1,032,198
Subordinated debt	1,500,000
Total Liabilities	2,532,198
Commitments and contingent liabilities *(note 7)*	
Members' Equity	1,741,354
Total Liabilities and Members' Equity	$ 4,273,552

See accompanying notes.

UNIVEST SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2020

REVENUES		
Commissions	$	798,537
Underwriiting fee		2,787,551
Net trading gain		200,876
Mutual fund income		27,252
Annuity income		44,382
Investment advisor fee		25,000
Other income		3,117
Interest income		22,350
Amazon internet sale, net		2,012,211
		5,921,276
OPERATING EXPENSES		
Employee compensation		694,757
Communication		5,283
Market data & exchange fees		54,196
Consulting & service fees		1,130,857
Regulatory fees		27,138
Investment banking expense		1,023,822
Adveryising		32,600
Commissions		111,022
Amazon internet sale cost		1,741,615
Insurance		43,058
Payroll & other taxes		291,769
General & administrative		18,617
Interest expense		702
		5,175,436
Net Income	$	745,840

See accompanying notes.

UNIVEST SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS

Year Ended December 31, 2020

Subordinated Liabilities at December 31, 2019	$ -
Increases	1,500,000
Decreases	-
Subordinated Liabilities at December 31, 2020	$ 1,500,000

See accompanying notes.

UNIVEST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2020

Balance at January 1, 2020	$	995,514
Income from operations		745,840
Balance at December 31, 2020	$	1,741,354

See accompanying notes.

UNIVEST SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 745,840
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
(Increase) Decrease in Operating Assets:	
Commission receivable	(58,293)
Investment in securities	(76,590)
Deposit	(20,751)
Other securities	(200)
Increase (Decrease) in Operating Liabilities:	
Accounts payable, accrued expenses & other liabilities	191,375
	80,100
Net cash provided by operating activities	861,481
Cash Flows from Financing Activities	
Subordinated debt	1,500,000
PPP Loan	100,219
Net cash provided by financing activities	1,600,219
Increase in cash and cash equivalents	2,461,700
Cash and cash equivalents at Beginning of Year	1,412,816
Cash and cash equivalents at End of Year	$ 3,874,516
Supplemental Disclosures	
Cash paid for income taxes	$ -
Cash paid for interest	-

See accompanying notes.

1 Organization and Nature of Business

Univest Securities, LLC (the Company) was organized in the State of New York in November, 1993 and elected to be treated as a limited liability company on January 15, 2015. The Company is an introducing broker-dealer and does not hold or maintain customer funds or securities or provide clearing services for other broker-dealer(s). The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Commission Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable.

(e) Revenue Recognition

The Company earns commissions from executing and clearing customer transactions in stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Revenue from products sold on the internet are recorded when the product is sold. Revenue from underwriting fees are recorded in accordance with Topic 606 when all performance obligations have been satisfied generally the closing date.

(f) Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be treated as an limited liability company. In lieu of corporation income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2020 and there are no open tax years prior to 2016. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2020.

(g) Advertising and Marketing

Advertising and marketing costs of $32,600 are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $3,206,104 which was $3,106,104 in excess of its required minimum net capital of $100,000. The Company's net capital ratio was 0.1733 to 1.

4 Leases

During the year the Company conducted some of its operations from facilities that were shared with with an unrelated party. There is no lease and the arrangement can be terminated by either party with 30 days notice.

Rental expense under this arrangement for the year ended December 31, 2020 was $0.

5 Credit Risk and Concentrations

The Company maintains its operating cash in a bank deposit account with one major financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000. At December 31, 2020 the Company had an uninsured balance of $2,899,000 at one financial institution. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from commissions on securities transactions.

6 Fair Value

Cash and cash equivalents, accounts receivable, other assets, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1	*Level 3*
Assets		
Cash and cash equivalents	$ 3,874,516	
Investments in marketable securities	136,989	
Stock warrants, at estimated fair value		$ 21,803
Stock Warrants, at cost		200
	$ 4,011,505	$ 22,003
Liabilities		
Accounts payable and accrued expenses	$ (851,979)	
Securities sold short	(80,100)	
	$ (931,079)	

(i) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 30, 2021 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(j*) Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair vale is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see “Note 6 Fair Value & Note 8 Financial Instruments”

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2020 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

8 Financial Instruments

Investments are presented in the financial statements at fair value and are considered a *Level 1* input due to the fact that there are quoted prices for identical items in an active, visible and liquid market that the Company has the ability to access at the measurement date (see Note 2 above). The Company uses actual cost paid to determine the cost basis of shares of equity securities and options held.

9 Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully disclosed basis. Therefore, all customer money balances and long and short positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing organization is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10 Related Party Transaction

During the year the Company paid its principal member a salary in the amount of $211,258.

11 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2020 the Company had implemented such policies and procedures.

11 COVID 19

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

In May 2020, the Company received a loan of $99,517, which is guaranteed by the U.S. Small Business Administration (SBA) under the Paycheck Protection Program (PPP). This loan is forgivable when the Company expends the funds for allowable expenses as defined by the PPP. Management believes that the majority of the forgivable portion of this loan will be forgiven in the year ending December 31, 2021, at which time, it will be recognized as a gain on the extinguishment of debt in the statement of operations. The remaining balance (if any) will be due over a two-year period in accordance with the terms of the PPP.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2020

UNIVEST SECURITIES, LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2020
Schedule I

NET CAPITAL

Member equity	$	1,741,354
Total Credits		1,741,354
Credits		
Liabilities subordinated to claims of general creditors		1,500,000
Debits		
Non allowable assets - other assets		(1,550)
Haircuts - Options		0
- other securities		(33,700)
Total Debits		(35,250)
NET CAPITAL	$	3,206,104

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	68,806
Minimum capital requirement		100,000
Net capital in excess of requirements	$	3,106,104

Ratio of Aggregate Indebtedness to Net Capital 0.1733 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2020)
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	3,206,104
Net Capital, per above		3,206,104
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company’s FOCUS Report as of December 31, 2020.

Univest Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2020

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Univest Securities, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Univest Securities, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2020

"EXEMPT UNDER 15c3-3 (k)(2)(ii)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Univest Securities, LLC has not engaged in the clearing of any securities and did not hold customer funds or securities during the year ended December 31, 2020 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $100,000.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Univest Securities, LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Univest Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Univest Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under (k)(2)(ii), (the "exemption provisions") and (2) Univest Securities, LLC stated that Univest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Univest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Univest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 30, 2021

Univest Securities, LLC

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2020

<u>Univest Securities, LLC</u> <u>Exemption Report</u>

Univest Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2020, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(ii)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Univest Securities, LLC

I, Ying Cui, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ___________________________

Ying Cui
President / CCO